THERAVANCE, INC.

901 GATEWAY BLVD.

SOUTH SAN FRANCISCO, CA 94080

(650) 808-6000

December 3, 2010

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                           Jeffrey P. Riedler

Michael Rosenthall

Re:                 November 22, 2010 Supplemental Staff Comment Letter Concerning Theravance, Inc. Form 10-K for the Fiscal Year ended December 31, 2009 filed February 26, 2010 and Definitive Proxy Statement on Schedule 14A filed March 24, 2010

File No. 000-30319

Dear Messrs. Riedler and Rosenthal:

This letter responds to the further comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “2009 10-K”) and proxy statement (the “2010 Proxy”, and together with the 2009 10-K, the “Filings”), which were the subject of your supplemental letter dated November 22, 2010 (the “Comment Letter”).

In this letter, we have reproduced your comment in italicized print and have followed the comment with our response.  References in this letter to “we,” “our” or “us” mean Theravance, Inc.

Definitive Proxy Statement on Schedule 14A

Annual Incentive Compensation, page 35

1.                                      We note your response to our prior comment 1 regarding the weighting assigned to each of your performance goals.  Please provide us with an analysis demonstrating why these weightings are not material to an investor’s overall understanding of your compensation practices.

RESPONSE TO COMMENT 1:

As we disclosed in our CD&A, our Board established performance objectives and goals for 2009 and the Compensation Committee established weightings for each goal for the purposes of our Company-wide cash bonus program.  Also as disclosed in our CD&A, since more performance goals were established than could reasonably be achieved, the cumulative weighting of all goals added up to 150% of target since the likelihood of achieving all the goals and paying out cash bonuses at 150% of target was extremely low. The individual percentage weightings of each goal were not disclosed to anyone outside of the Board of Directors or the senior management of the Company, principally due to the competitive concerns and the employee morale concerns detailed in our response to the Staff dated November 5, 2010.

Based on the Company’s performance in 2009, the Committee determined that four of eight performance goals were achieved.  The weightings associated with the four goals that were achieved added up to 85%, or 56.7% of the 150% potential cash bonus pool.  Thus, the amount paid out of the cash bonus pool (56.7% of the total bonus potential) was consistent with the number of performance goals achieved (50% of the total number of performance goals).

We respectfully submit that the forgoing analysis demonstrates the reason why the individual goal weightings were not material to an investor’s overall understanding of our compensation practices in 2009:  from an investor’s perspective, the Company achieved 50% of its goals and in turn paid out cash bonus compensation equal to approximately 50% of the potential cash bonus pool.  In addition, we note that the Company regularly communicates its progress against major corporate operating goals in its periodic reports and in other public communications.  Generally, these publicly communicated corporate milestones have a substantial overlap with the highest weighted performance goals for the

Company’s cash bonus program.  Thus, even before the Company’s description of its compensation program in its proxy statement, investors have an understanding of the Company’s priorities and its achievement against those priorities.

We acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (650) 808-6171 or Heather M. Shane, our Assistant General Counsel, at (650) 808-4078 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Bradford J. Shafer

Bradford J. Shafer
Senior Vice President and General Counsel

cc:              Rick E Winningham

William D. Young

Heather M. Shane, Esq.

Elizabeth Webb, Esq.

David T. Young, Esq.